UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                              (Amendment No. 1)(1)

                        SAVVIS COMMUNICATIONS CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP number)

Bear Stearns Asset Management Inc.       Ropes & Gray LLP
383 Madison Avenue                       45 Rockefeller Plaza
New York, New York  10179                New York, New York  10111
(212) 272-9256                           (212 841-5700
Attention:  Clifford H. Friedman         Attention:  Kristopher D. Brown, Esq.

 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2004
 ------------------------------------------------------------------------------
            (Dates of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423 10 0                                           Page 2 of 14

--------- ---------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Venture Capital II, L.P.
     13-4124531
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
           --------------------------------------------------------------
   (b)      |_|
           --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------

                   7.   Sole Voting Power
NUMBER OF               22,149,036 shares of Common Stock
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.   Shared Voting Power
OWNED BY           ------------------------------------------------------------
 EACH
REPORTING          9.   Sole Dispositive Power
PERSON                  22,149,036 shares of Common Stock
 WITH
                   ------------------------------------------------------------

                   10.    Shared Dispositive Power

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,149,036 shares of  Common Stock
-------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     17.0%
-------------------------------------------------------------------------------

14.  Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 3 of 14

-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Venture Capital Offshore II, L.P.
     N/A
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

   (a)      |X|
            --------------------------------------------------------------
   (b)      |_|
            --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Cayman Islands

-------------------------------------------------------------------------------

                   7.   Sole Voting Power
NUMBER OF               10,471,371 shares of Common Stock
SHARES             ------------------------------------------------------------
BENEFICIALLY
OWNED BY           8.   Shared Voting Power
 EACH
REPORTING          ------------------------------------------------------------
PERSON
 WITH              9.   Sole Dispositive Power
                        10,471,371 shares of Common Stock

                   ------------------------------------------------------------

                   10.  Shared Dispositive Power

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,471,371 shares of Common Stock
-------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) 8.8%
-------------------------------------------------------------------------------

14.  Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 4 of 14
-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) The BSC
     Employee Fund IV, L.P.
     13-4133064
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------

                   7.     Sole Voting Power
NUMBER OF                 8,774,984 shares of Common Stock
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY
 EACH              8.     Shared Voting Power
REPORTING
PERSON             ------------------------------------------------------------
 WITH
                   9.     Sole Dispositive Power
                          8,774,984 shares of Common Stock
                   ------------------------------------------------------------

                   10.    Shared Dispositive Power

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,774,984 shares of Common Stock
-------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     7.5%
-------------------------------------------------------------------------------

14.       Type of Reporting Person
          PN
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 5 of 14
--------- ---------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) CVC II
     Partners, L.L.C.
     13-4144132
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------

                            7.     Sole Voting Power
NUMBER OF                          490,354 shares of Common Stock
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.     Shared Voting Power
REPORTING
PERSON                      ---------------------------------------------------
 WITH
                            9.     Sole Dispositive Power
                                   490,354 shares of Common Stock
                            ---------------------------------------------------

                            10.    Shared Dispositive Power

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     490,354 shares of Common Stock
-------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     0.5%
-------------------------------------------------------------------------------

14.  Type of Reporting Person
     CO
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 6 of 14
-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Ventures Management II, LLC
     13-4122121
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------

                   7.     Sole Voting Power
NUMBER OF
SHARES             ------------------------------------------------------------
BENEFICIALLY
OWNED BY           8.   Shared Voting Power
 EACH                   41,395,391 shares of Common Stock
REPORTING
PERSON             ------------------------------------------------------------
 WITH
                   9.    Sole Dispositive Power

                   ------------------------------------------------------------

                   10.   Shared Dispositive Power
                         41,395,391 shares of Common Stock
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     41,395,391 shares of Common Stock
-------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     27.9%
-------------------------------------------------------------------------------

14.  Type of Reporting Person
     CO
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 7 of 14
--------- ---------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) Bear Stearns Asset Management Inc.
     06-1135192
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds
     WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------

                   7.   Sole Voting Power
NUMBER OF
SHARES             ------------------------------------------------------------
BENEFICIALLY
OWNED BY           8.   Shared Voting Power
 EACH                   41,885,745 shares of Common Stock
REPORTING
PERSON             ------------------------------------------------------------
 WITH
                   9.   Sole Dispositive Power

                   ------------------------------------------------------------

                   10.  Shared Dispositive Power
                        41,885,745 shares of Common Stock
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     41,885,745 shares of Common Stock
-------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     28.2%
-------------------------------------------------------------------------------

14.  Type of Reporting Person
     CO
-------------------------------------------------------------------------------

CUSIP No. 805423 10 0                                           Page 8 of 14

                         Amendment No. 1 to Schedule 13D


         Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 9, 2002 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

         The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Item 3 is hereby amended by adding the following thereto:

         On February 9, 2004, SAVVIS issued to the Constellation Purchasing Entities an aggregate of 2,575,298 shares of Common Stock pursuant to the partial exercise of the Warrants (through a cashless conversion). As of March 31, 2004, an additional 3,333,333 of the Warrants held by the Constellation Purchasing Entities became exercisable based on the satisfaction of certain conditions provided for in the terms of their grant.

Item 4.  Purpose of Transaction
-------------------------------

         Item 4 is hereby amended by adding the following thereto:

         As referred to in the original Schedule 13D, the Constellation Purchasing Entities nominated Clifford H. Friedman as a director of SAVVIS and Clifford H. Friedman currently serves as a director of SAVVIS.

         As described in Item 6 below, contingent upon shareholder approval of the conversion of the Series B Preferred Stock (as defined in Item 6 below) , the Reporting Persons may acquire in the aggregate an additional 3,276,420 shares of Common Stock.

         The Constellation Purchasing Entities acquired the 2,575,298 shares of Common Stock pursuant to a partial exercise of the Warrants, (through a cashless conversion) for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in SAVVIS and depending on such review may consider form time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of SAVVIS, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in SAVVIS through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         Item 5(a) is hereby amended and restated to read in its entirety as follows:

         (a) The Reporting Persons beneficially own an aggregate 41,885,745 shares of Common Stock, or approximately 28.2% of the Common Stock outstanding. This information is based on 109,488,793 shares of Common Stock outstanding as of May 11, 2004, as reported in SAVVIS' Report on Form 10-Q for the period ended March 31, 2004, which was filed with the Commission on May 17, 2004, and for each Reporting Person gives effect to the conversion of all shares of Series A Preferred Stock (based on the Common Stock equivalent of such shares as of February 9, 2004) and exercise of all Warrants held by that Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         On February 9, 2004, the Constellation Purchasing Entities acquired $10,000,000 in Series A Subordinated Notes of SAVVIS (the "Notes") pursuant to an Amended and Restated Securities Purchase Agreement dated as of February 9, 2004 (the "SPA"). As an inducement to the purchase of the Notes, the Constellation Purchasing Entities also received warrants, dated February 9, 2004, exercisable for shares of SAVVIS' Series B Convertible Preferred Stock ("Series B Preferred Stock"). Pursuant to the cashless exercise of such warrants in their entirety on February 9, 2004, the Reporting Persons beneficially own an aggregate 327,642 shares of Series B Preferred Stock. The Series B Preferred Stock is not convertible into Common Stock until such conversion is approved by the stockholders of SAVVIS. Upon approval of the stockholders of SAVVIS, each share of Series B Preferred Stock held by the Reporting Persons will be convertible into ten shares of Common Stock.

CUSIP No. 805423 10 0                                           Page 9 of 14

         The Constellation Purchasing Entities are parties to an amended and restated registration rights agreement with SAVVIS and the other parties thereto, dated as of February 9, 2004 (the "Registration Rights Agreement"), pursuant to which SAVVIS has granted the Constellation Purchasing Entities registration rights with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

Exhibit 1 Warrant for Series B Preferred Stock issued to Constellation Venture Capital II, L.P.

Exhibit 2 Warrant for Series B Preferred Stock issued Constellation Venture Capital Offshore II, L.P.

Exhibit 3 Warrant for Series B Preferred Stock issued to The BSC Employee Fund IV, L.P.

Exhibit 4  Warrant for Series B Preferred Stock issued to CVC II Partners,
           L.L.C.

Exhibit 5 Amended and Restated Securities Purchase Agreement. Exhibit to SAVVIS' 8-K filed on February 26, 2004 and incorporated herein by reference.

Exhibit 6 Amended and Restated Registration Rights Agreement. Exhibit to SAVVIS' 8-K filed on February 26, 2004 and incorporated herein by reference.

Exhibit 7 Certificate of Designation for the Series B Preferred Stock. Exhibit to SAVVIS' 8-K filed on February 26, 2004 and incorporated herein by reference.

CUSIP No. 805423 10 0                                           Page 10 of 14

                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2004

            CONSTELLATION VENTURE CAPITAL II, L.P.

            By:  Constellation Ventures Management II, LLC, General Partner
            By:  Bear Stearns Asset Management Inc., Managing Member

            By:/s/ Clifford H. Friedman
               ---------------------------------------------------------------
                  Name:  Clifford H. Friedman
                  Title:  Senior Managing Director

            CONSTELLATION VENTURE CAPTIAL OFFSHORE II, L.P.

            By:  Constellation Ventures Management II, LLC, General Partner
            By:  Bear Stearns Asset Management Inc., Managing Member

            By:/s/ Clifford H. Friedman
               ---------------------------------------------------------------
                  Name:  Clifford H. Friedman
                  Title:  Senior Managing Director

             THE BSC EMPLOYEE FUND IV, L.P.

             By:  Constellation Ventures Management II, LLC, General Partner
             By:  Bear Stearns Asset Management Inc., Managing Member

             By:/s/ Clifford H. Friedman
                ---------------------------------------------------------------
                   Name:  Clifford H. Friedman
                   Title:  Senior Managing Director

             CVC II PARTNERS, L.L.C.

             By:/s/ Clifford H. Friedman
                ---------------------------------------------------------------
                   Name:  Clifford H. Friedman
                   Title:  Member

             CONSTELLATION VENTURES MANAGEMENT II, LLC

             By:  Bear Stearns Asset Management Inc., Managing Member

             By:/s/ Clifford H. Friedman
                ---------------------------------------------------------------
                   Name:  Clifford H. Friedman
                   Title:  Senior Managing Director

              BEAR STEARNS ASSET MANAGEMENT INC.

              By:/s/ Clifford H. Friedman
              -----------------------------------------------------------------
                   Name:  Clifford H. Friedman
                   Title:  Senior Managing Director

CUSIP No. 805423 10 0                                           Page 11 of 14

                                                                       Exhibit 1


THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS ( "STATE ACTS"), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.

342,154 Shares of Series B Convertible Preferred Stock          Warrant No. 26

Issuance Date:  February 9, 2004

                                     WARRANT
          To Purchase Shares of Series B Convertible Preferred Stock of
            SAVVIS Communications Corporation, a Delaware corporation


         1. Grant of Warrant. THIS IS TO CERTIFY THAT Constellation Venture Capital Offshore II, L.P., or its registered assigns (the "Holder"), is entitled to exercise this Warrant to purchase from SAVVIS Communications Corporation, a Delaware corporation (the "Company"), up to an aggregate of 342,154 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Stock"), subject to adjustment as set forth in accordance with
Section 5 and exercisable in accordance with Section 3, all on the terms and conditions and pursuant to the provisions hereinafter set forth. This Warrant is being granted pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement dated as of February 6, 2004 (the "Agreement") by and among the Company, Welsh, Carson, Anderson & Stowe VIII, L.P., the other purchaser parties thereto, and the Company and the Holder intend to be legally bound hereby and thereby. Any capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Agreement.

         2. Exercise Price. The purchase price payable for each of the shares of Series B Stock sold upon exercise or exchange of this Warrant shall be $16.30 (the "Exercise Price"). Such Exercise Price and the number of shares of Series B Stock into which this Warrant is exercisable or exchangeable are subject to adjustment from time to time as provided in Section 5.

         3. Exercise. This Warrant may be exercised or exchanged in whole or in part at any time prior to January 30, 2009 (the "Expiration Date").

         Subject to the foregoing, in order to exercise or exchange this Warrant, in whole or in part, the Holder hereof shall deliver to the Company at its office at 12851 Worldgate Drive.

                                                                       Exhibit 2

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS ( "STATE ACTS"), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.

161,760 Shares of Series B Convertible Preferred Stock           Warrant No. 27

Issuance Date:  February 9, 2004

                                     WARRANT
          To Purchase Shares of Series B Convertible Preferred Stock of
            SAVVIS Communications Corporation, a Delaware corporation


         1. Grant of Warrant. THIS IS TO CERTIFY THAT Constellation Venture Capital Offshore II, L.P., or its registered assigns (the "Holder"), is entitled to exercise this Warrant to purchase from SAVVIS Communications Corporation, a Delaware corporation (the "Company"), up to an aggregate of 161,760 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Stock"), subject to adjustment as set forth in accordance with
Section 5 and exercisable in accordance with Section 3, all on the terms and conditions and pursuant to the provisions hereinafter set forth. This Warrant is being granted pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement dated as of February 6, 2004 (the "Agreement") by and among the Company, Welsh, Carson, Anderson & Stowe VIII, L.P., the other purchaser parties thereto, and the Company and the Holder intend to be legally bound hereby and thereby. Any capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Agreement.

         2. Exercise Price. The purchase price payable for each of the shares of Series B Stock sold upon exercise or exchange of this Warrant shall be $16.30 (the "Exercise Price"). Such Exercise Price and the number of shares of Series B Stock into which this Warrant is exercisable or exchangeable are subject to adjustment from time to time as provided in Section 5.

         3. Exercise. This Warrant may be exercised or exchanged in whole or in part at any time prior to January 30, 2009 (the "Expiration Date").

         Subject to the foregoing, in order to exercise or exchange this Warrant, in whole or in part, the Holder hereof shall deliver to the Company at its office at 12851 Worldgate Drive.

CUSIP No. 805423 10 0                                           Page 13 of 14

                                                                       Exhibit 3

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS ( "STATE ACTS"), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.

135,553 Shares of Series B Convertible Preferred Stock           Warrant No. 28

Issuance Date:  February 9, 2004

                                     WARRANT
          To Purchase Shares of Series B Convertible Preferred Stock of
            SAVVIS Communications Corporation, a Delaware corporation


         1. Grant of Warrant. THIS IS TO CERTIFY THAT The BSC Employee Fund IV, L.P. or its registered assigns (the "Holder"), is entitled to exercise this Warrant to purchase from SAVVIS Communications Corporation, a Delaware corporation (the "Company"), up to an aggregate of 135,553 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Stock"), subject to adjustment as set forth in accordance with Section 5 and exercisable in accordance with Section 3, all on the terms and conditions and pursuant to the provisions hereinafter set forth. This Warrant is being granted pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement dated as of February 6, 2004 (the "Agreement") by and among the Company, Welsh, Carson, Anderson & Stowe VIII, L.P., the other purchaser parties thereto, and the Company and the Holder intend to be legally bound hereby and thereby. Any capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Agreement.

         2. Exercise Price. The purchase price payable for each of the shares of Series B Stock sold upon exercise or exchange of this Warrant shall be $16.30 (the "Exercise Price"). Such Exercise Price and the number of shares of Series B Stock into which this Warrant is exercisable or exchangeable are subject to adjustment from time to time as provided in Section 5.

         3. Exercise. This Warrant may be exercised or exchanged in whole or in part at any time prior to January 30, 2009 (the "Expiration Date").

         Subject to the foregoing, in order to exercise or exchange this Warrant, in whole or in part, the Holder hereof shall deliver to the Company at its office at 12851 Worldgate Drive.

CUSIP No. 805423 10 0                                           Page 14 of 14

                                                                       Exhibit 4

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS ( "STATE ACTS"), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.

7,591 Shares of Series B Convertible Preferred Stock             Warrant No. 29

Issuance Date:  February 9, 2004

                                     WARRANT
          To Purchase Shares of Series B Convertible Preferred Stock of
            SAVVIS Communications Corporation, a Delaware corporation


         1. Grant of Warrant. THIS IS TO CERTIFY THAT CVC II Partners, LLC, or its registered assigns (the "Holder"), is entitled to exercise this Warrant to purchase from SAVVIS Communications Corporation, a Delaware corporation (the "Company"), up to an aggregate of 7,591 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Stock"), subject to adjustment as set forth in accordance with Section 5 and exercisable in accordance with Section 3, all on the terms and conditions and pursuant to the provisions hereinafter set forth. This Warrant is being granted pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement dated as of February 6, 2004 (the "Agreement") by and among the Company, Welsh, Carson, Anderson & Stowe VIII, L.P., the other purchaser parties thereto, and the Company and the Holder intend to be legally bound hereby and thereby. Any capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Agreement.

         2. Exercise Price. The purchase price payable for each of the shares of Series B Stock sold upon exercise or exchange of this Warrant shall be $16.30 (the "Exercise Price"). Such Exercise Price and the number of shares of Series B Stock into which this Warrant is exercisable or exchangeable are subject to adjustment from time to time as provided in Section 5.

         3. Exercise. This Warrant may be exercised or exchanged in whole or in part at any time prior to January 30, 2009 (the "Expiration Date").

         Subject to the foregoing, in order to exercise or exchange this Warrant, in whole or in part, the Holder hereof shall deliver to the Company at its office at 12851 Worldgate Drive.